

<u>Mail Stop 3010</u>

May 26, 2010

Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue
Suite 1900
Milwaukee, WI 53202-4125

> **Re:** **The Marcus Corporation**
> **Form 10-K for Fiscal Year Ended May 28, 2009**
> **Filed August 11, 2009**
> **Definitive 14A**
> **Filed September 4, 2009**
> **File No. 001-12604**

Dear Mr. Neis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 11</u>

<u>Total Compensation, page 14</u>

1.   We note your response to our prior comment #1. In your response you state that your compensation committee has not specifically considered your relative corporate performance and/or shareholder return in comparison to your surveyed group of benchmarked sectors or other peer groups or indices. Your disclosure on page 14 under this subheading, however, indicates that for fiscal 2009, the total direct compensation paid to your named executive officers generally fell between the 50th and 75th percentile of the total direct compensation amounts paid to executives holding equivalent positions at your surveyed group of benchmarked sectors and that in establishing these relative levels of compensation, your compensation committee believed that this relative level of total direct compensation was consistent with your corporate financial performance, the individual performance of your named executive officers, your prior shareholder return and was reasonable in its totality. Please provide further disclosure indicating how the compensation committee decided to set total direct compensation to your NEOs at levels which fell between the 50th and 75th percentile of the total direct compensation amounts paid to executives holding equivalent positions at your surveyed group of benchmarked sectors. Please provide this disclosure in future filings and tell us what the revised disclosure would look like in a supplemental response.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Steven R. Barth